SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Turquoise Hill Resources Ltd. (formerly named Ivanhoe Mines Ltd.)

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

900435108

(CUSIP Number)

31 December 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 900435108	Schedule 13G	Page 2 of 11

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Robert Martin Friedland
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States and Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power: 25,559,776
	6.	Shared Voting Power: 46,154,240
	7.	Sole Dispositive Power: 25,559,776
	8.	Shared Dispositive Power: 46,154,240
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,714,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A
11.	Percent of Class Represented by Amount in Row 9: 3.6%
12.	Type of Reporting Person: IN

CUSIP NO. 900435108	Schedule 13G	Page 3 of 11

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Newstar Holdings SRL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Barbados
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,154,240
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 46,154,240
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,154,240
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A
11.	Percent of Class Represented by Amount in Row 9: 2.3%
12.	Type of Reporting Person: OO

CUSIP NO. 900435108	Schedule 13G	Page 4 of 11

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Newstar Securities SRL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Barbados
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,154,240
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 46,154,240
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,154,240
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A
11.	Percent of Class Represented by Amount in Row 9: 2.3%
12.	Type of Reporting Person: OO

CUSIP NO. 900435108	Schedule 13G	Page 5 of 11

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Australian Bulk Minerals SRL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Barbados
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 172,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 172,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 172,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A
11.	Percent of Class Represented by Amount in Row 9: less than 0.01%
12.	Type of Reporting Person: OO

CUSIP NO. 900435108	Schedule 13G	Page 6 of 11

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Goldamere Holdings SRL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Barbados
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 172,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 172,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 172,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A
11.	Percent of Class Represented by Amount in Row 9: less than 0.01%
12.	Type of Reporting Person: OO

CUSIP NO. 900435108	Schedule 13G	Page 7 of 11

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned are hereby amending their Schedule 13G Statement dated December 31, 2012 (the “Schedule 13G”) to reflect certain matters pertaining to Turquoise Hill Resources Ltd. (“TRQ”) shares. Capitalized terms used herein have the meanings ascribed to them in the Schedule 13G.

Item 1

1(a) Name of Issuer: Turquoise Hill Resources Ltd. (formerly named Ivanhoe Mines Ltd.) (the “Company”)

1(b) Address of Issuer’s Principal Executive Offices:

Suite 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4

Item 2

2(a) Name of Person Filing:

No changes

2(b) Address or Principal Business Office or, if none, Residence:

No changes

2(c) Citizenship:

No changes

2(d) Title of Class of Securities: No changes.

2(e) CUSIP No.: No changes.

Item 3: No changes.

CUSIP NO. 900435108	Schedule 13G	Page 8 of 11

Item 4. Ownership

All ownership percentages and amounts reported herein reflect the beneficial ownership of Robert Martin Friedland, Newstar Holdings SRL (“Newstar Holdings”), Newstar Securities SRL (“Newstar Securities”), Australian Bulk Minerals SRL (“ABM”) and Goldamere Holdings SRL (“Goldamere”) in the common shares of the Company (“Shares”) as of January 31, 2014.

a. Amount Beneficially Owned:

Goldamere owns an aggregate of 172,000 common shares of the Company directly (“Goldamere Shares”). ABM, as the 100% parent of Goldamere, may be deemed to share beneficial ownership of the Goldamere Shares. Newstar Securities, as the 100% parent ABM, may be deemed to share beneficial ownership of the Goldamere Shares, and also owns 45,982,240 Shares directly (the “Newstar Shares”). Newstar Holdings, as the 100% parent of Newstar Securities, may be deemed to share beneficial ownership of all shares deemed to be beneficially owned by Newstar Securities (consisting of the Goldamere Shares and the Newstar Shares). Mr. Friedland, as the 100% parent of Newstar Holdings, may be deemed to share beneficial ownership of all Shares deemed to be beneficially owned by Newstar Holdings (consisting of the Newstar Shares and the Goldamere Shares), and also owns 25,559,776 Shares directly.

b. Percent of class:

Mr. Friedland may be deemed to beneficially own approximately 3.6% of the Shares. Newstar Holdings and Newstar Securities may each be deemed to beneficially own approximately 2.3% of the Shares. ABM and Goldamere may each be deemed to beneficially own less than 0.01% of the Shares.

c. Number of shares as to which such person has sole and shared power to direct the vote and sole and shared power to direct the disposition of:

	Sole Power to Vote and Dispose	Shared Power to Vote and Dispose	Total
Goldamere	0	172,000	172,000
ABM	0	172,000	172,000
Newstar Securities	0	46,154,240	46,154,240
Newstar Holdings	0	46,154,240	46,154,240
Robert Friedland	25,559,776	46,154,240	71,714,016

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X ].

CUSIP NO. 900435108	Schedule 13G	Page 9 of 11

Robert Friedland, Goldamere, ABM, Newstar Securities and Newstar Holdings each beneficially own less than 5% of the Shares (see Item 4(b) above).

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person: N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

No changes.

Item 8.

Identification and Classification of Members of the Group: N/A

Item 9.

Notice of Dissolution of Group: N/A

Item 10.

Certifications: N/A

[Remainder of page intentionally left blank]

CUSIP NO. 900435108	Schedule 13G	Page 10 of 11

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2014

/s/ Robert Martin Friedland
Robert Martin Friedland

NEWSTAR HOLDINGS SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

NEWSTAR SECURITIES SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

AUSTRALIAN BULK MINERALS SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

GOLDAMERE HOLDINGS SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

CUSIP NO. 900435108	Schedule 13G	Page 11 of 11

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Previously filed.)